June 5, 2025

Heather Plutino
Chief Financial Officer
Citi Trends, Inc.
104 Coleman Boulevard
Savannah, Georgia 31408

       Re: Citi Trends, Inc.
           Form 10-K for Fiscal Year Ended February 1, 2025
           Item 2.02 Form 8-K dated March 18, 2025
           Item 2.02 Form 8-K dated June 3, 2025
Dear Heather Plutino:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K dated March 18, 2025
Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures

1. Please breakout the other non-recurring expenses line item into smaller components in your non-GAAP reconciliations. Tell us and disclose the nature of the underlying amounts recorded in each period presented in the broken out other non-recurring expenses, one-time strategic costs, payroll and bonus accrual adjustments, and CEO transition expenses line items. Also, tell us your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in
       determining the appropriateness of these non-GAAP adjustments.
Item 2.02 Form 8-K dated June 3, 2025
Exhibit 99.1

2. You present several non-GAAP financial measures in your earnings release. Please address the following:
           Present and discuss net income with equal or greater prominence when you
 June 5, 2025
Page 2

           present and discuss adjusted EBITDA in the headline. Refer to
           Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP
           Financial Measures Compliance and Disclosure Interpretations.
             Present and discuss net income flowthrough with equal or greater prominence when you present and discuss adjusted EBITDA flowthrough in the Financial
           Highlights     First Quarter 2025. Also, provide all of the
disclosures required by
           Item 10(e) of Regulation S-K.
             Breakout the other non-recurring expenses line item into smaller components in your non-GAAP reconciliations. Tell us and disclose the nature of the underlying amounts recorded in each period presented in the broken out other non-recurring expenses and cyber incident expenses line items. Also, tell us your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of these non-GAAP
           adjustments.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services